UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: November 16, 2011

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited 2011 Third Quarter Results

Q3 revenues up 45.0% year over year

Q3 net income up 18.5% year over year

Q3 non-GAAP net income up 20.9% year over year

BEIJING, October 26, 2011 – Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third quarter 2011 Highlights

-	Revenues in the third quarter of 2011 grew 45.0% year over year to $70.2 million

-	Revenues for Charm’s advertising agency business grew 46.2% year over year to $9.3 million in the third quarter of 2011

-	Revenues for Charm’s media investment management business grew 45.4% year over year to $59.6 million in the third quarter of 2011

-	Revenues for Charm’s branding and identity services business grew 25.0% year over year to $1.4 million in the third quarter of 2011

-	Gross profit for the third quarter of 2011 grew 19.7% year over year to $22.5 million

-	Net income for the third quarter of 2011 grew 18.5% year over year to $13.2 million

-	Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and impairment on investments, grew 20.9% year over year to $14.2 million in the third quarter of 2011

-	Basic net income per ADS for the third quarter of 2011 was $0.32, compared to $0.28 for the third quarter of 2010 and $0.28 for the second quarter of 2011

-	Cash flow from operations was positive for the third quarter of 2011, with cash and cash equivalents of $136.2 million as of September 30, 2011

-	Charm had 687 employees as of September 30, 2011, compared to 580 as of June 30, 2011

“As we head towards the end of 2011, we continue to see Chinese advertisers placing more strategic emphasis on brand development through integrated advertising campaigns to increase their competitiveness in the marketplace. As a result, advertisers are becoming more sophisticated with their media placements, becoming more diligent with their budgets and beginning to focus more on their return on investment,” said Mr. He Dang, founder, chairman and chief executive officer of Charm.

Mr. Dang continued, “We have continued to strengthen our integrated advertising capabilities by leveraging our leadership position in television and by making strategic investments in digital areas. With the closing of the ClickPro acquisition in September, we enhanced a key service on our platform, search engine and performance marketing, which further strengthens our ability to deliver integrated campaigns to our clients. I am also proud to say that in the third quarter, internet-related revenues accounted for more than 20% of our advertising agency revenues, representing a significant increase from 13% in the second quarter.”

“As we start making preparations for next year, we remain optimistic about the general advertising market despite the recent macro challenges facing the global economy. The upcoming CCTV primetime auction, which will take place on November 8th, should provide further guidance on advertiser confidence heading into 2012,” Mr. Dang concluded.

Mr. Wei Zhou, Charm’s chief financial officer, added, “We delivered solid results in the third quarter, achieving the high-end of our guidance for both revenue and non-GAAP net income. We will continue to accelerate our investments in strategic areas, overall infrastructure and talent acquisition and retention to drive the long-term growth of our business.”

Third Quarter 2011 Results

Turnover (non-GAAP)

US$ mm	3Q11	3Q10	2Q11	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$220.2	$145.5	$201.3	51.4%	9.4%
Advertising agency	$160.6	$104.5	$141.7	53.8%	13.4%
Media investment management	$59.6	$41.0	$59.6	45.4%	0.1%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 51.4% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 9.4% quarter-over-quarter increase in turnover was largely attributed to the increase in agency advertising spending on non-CCTV media platforms, especially the internet, in the third quarter of 2011.

The revenue extraction rate, which is defined as revenue divided by turnover, was 5.8% for the Company’s advertising agency business, or agency business, compared to 6.1% for the third quarter of 2010 and 4.4% for the second quarter of 2011. The quarter-over-quarter increase in the revenue extraction rate is mainly due to increased advertising spending on non-CCTV media platforms, especially the internet, which generally have higher extraction rates than CCTV. Internet agency revenue in the third quarter of 2011 accounted for approximately 20% of total agency revenue compared with 13% in the second quarter of 2011 and 6% in the third quarter of 2010. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive and Charm Click.

In the third quarter of 2011, Charm provided advertising agency services to 148 advertising client accounts, five of which were acquired in the third quarter of 2011.

The 45.4% year-over-year turnover increase (equivalent to GAAP revenue) in the media investment management business, or principal media business, which operates under the Shangxing Media brand, was mainly due to the addition of Hubei Provincial Economic TV. Compared with the second quarter of 2011, the 0.1% quarter-over-quarter increase was mainly due to strong demand from clients on Tianjin Satellite Channel due to seasonal factors, which is partly offset by the decrease of programming available for soft advertising on Shanghai Dragon Satellite Channel in the third quarter.

For the third quarter of 2011, Charm had 303 advertisers for its principal media business, compared with 282 advertisers for the third quarter of 2010.

Revenues

US$ mm	3Q11	3Q10	2Q11	Y-o-Y %	Q-o-Q%
Total revenues	$70.2	$48.4	$67.3	45.0%	4.4%
Advertising agency	$9.3	$6.3	$6.2	46.2%	50.2%
Media investment management	$59.6	$41.0	$59.6	45.4%	0.1%
Branding and identity services	$1.4	$1.1	$1.6	25.0%	-11.7%

The increases in agency and principal media business revenues are consistent with the changes in turnover, while the quarter-over-quarter decrease in branding and identity services was primarily due to less client demand for branding and creative services as well as online public relations services in the third quarter of 2011.

Gross Profit

US$ mm	3Q11	3Q10	2Q11	Y-o-Y %	Q-o-Q%
Cost of revenues	$47.7	$29.6	$48.7	61.2%	-2.1%
Gross profit	$22.5	$18.8	$18.6	19.7%	21.3%
Gross margin	32.1%	38.9%	27.6%

Charm mainly attributes the year-over-year increase in cost of revenues to the addition of Hubei Provincial Economic TV and an increase in TV media costs for the two satellite channels and four CCTV programs. The year-over-year gross margin decrease is mainly due to the addition of Beijing Gehua Cable TV Network and Hubei Provincial Economic TV, which commenced operations in 2011 and operates at a lower margin during its ramp-up phase.

Operating Profit

US$ mm	3Q11	3Q10	2Q11	Y-o-Y %	Q-o-Q%
Total operating expenses	$9.3	$7.4	$7.7	25.5%	20.2%
Selling and marketing	$6.7	$5.8	$5.8	15.9%	15.9%
General and administrative	$2.6	$1.6	$2.0	59.3%	33.0%
Operating profit	$13.2	$11.4	$10.9	15.6%	21.3%

The 15.9% year-over-year increase in selling and marketing expenses compared with the third quarter of 2010 was primarily due to increased headcount at Charm Interactive and Charm Click. Selling and marketing expenses represented 9.5% of the Company’s total revenues for the third quarter of 2011, compared to 11.9% for the third quarter of 2010 and 8.6% for the second quarter of 2011.

General and administrative expenses in the third quarter of 2011 grew 59.3% year-over-year and 33.0% quarter-over-quarter to $2.6 million. The year-over-year growth is consistent with continuous investment in infrastructure to support long-term growth.

Net Income

US$ mm	3Q11	3Q10	2Q11	Y-o-Y %	Q-o-Q%
Non-GAAP Net income*	$14.2	$11.7	$11.7	20.9%	21.2%
Net income	$13.2	$11.1	$11.0	18.5%	20.1%
Basic net income per ADS (US$)	$0.32	$0.28	$0.28
Fully diluted net income per ADS (US$)	$0.31	$0.27	$0.26

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADS for the third quarter of 2011 is 39,162,169. As of September 30, 2011, 39,168,724 ADS were issued and outstanding.

Cash Flows and Cash Position

Cash flow from operations for the third quarter of 2011 was positive. As of September 30, 2011, the Company had cash and cash equivalents of $136.2 million, compared to $132.4 million at the end of the second quarter of 2011.

Customers

-	In the third quarter of 2011, Charm added 5 new advertising client accounts to its agency business, bringing total agency accounts for 2011 to 148

-	In the third quarter of 2011, Charm’s principal media business had 303 advertisers, compared to 282 advertisers in the third quarter of 2010

Employee Headcount

As of September 30, 2011, the Company had 687 employees, compared to 580 employees as of June 30, 2011.

Recent Business Developments

In September 2011, with the closing of the ClickPro acquisition, the Company’s new search and performance marketing business unit, Charm Click, was formed.

Charm won the following new accounts in the third quarter of 2011:

Charm Advertising won the Kito Ceramics account and will be responsible for its overall television media business. Kito is one of the leading green and eco-friendly building material manufacturers, specializing in porcelain and ceramics.

Charm Advertising and Charm Interactive jointly won the Tailong Pharmaceutical account and will be responsible for its overall television media and digital marketing businesses. Tailong is a leading pharmaceutical manufacturer based in Henan Province.

Charm Click successfully won the following accounts for its search engine marketing business: L’Oreal, Bacardi and Jaguar.

Business Outlook

US$ mm	4Q11E
Total revenues	$80.0 to $81.5
Non-GAAP net income*	$17.00 to $17.50

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.50 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses, amortization of intangible assets and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Thursday, October 27, 2011.

Dial-in details for the conference call are as follows:

United States:	+1-718-354-1231
International:	+65-6723-9381
United Kingdom Toll-Free:	0-808-234-6646
Hong Kong:	+852-2475-0994
Passcode:	17941631

A replay of the call will be available from 11 a.m. October 27, 2011 until November 3, 2011 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	17941631

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm website at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under four brands: Charm Advertising, Charm Interactive, Charm Click and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements, and under Charm Click, Charm offers specialized search engine marketing services. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a consolidated joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. In October 2010, Charm also entered into agreement to establish a joint venture with Wasu Digital Group to operate all advertising-related businesses across Wasu’s IPTV, 3G mobile TV and broadband TV network platforms. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Rita Pan

IR Department

Charm Communications Inc.

Phone: +86-10-6581-3885

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	30-Sep-11	30-Jun-11	31-Dec-10
	(Unaudited)	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash and cash equivalents	136,172	132,410	123,320
Notes receivable	5,454	4,387	15,323
Prepaid expenses	72,277	56,063	63,680
Deposits	28,867	27,829	28,409
Accounts receivable	104,121	77,746	49,746
Amount due from related parties	6,439	6,155	2,485
Other current assets	2,987	2,624	1,587

Total current assets	356,317	307,214	284,550

Fixed assets, net	2,096	1,972	2,082
Intangible assets, net	3,799	—	—
Investments under equity method	1,431	1,369	—
Goodwill	4,277	—	—
Other non-current assets	996	—	—

Total non-current assets	12,599	3,341	2,082

TOTAL ASSETS	368,916	310,555	286,632

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY

Current Liabilities
Accounts payable (of which 1,240, 1,570 and 9,012, as of September 30, 2011, June 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	52,961	32,859	19,341
Amounts due to related parties (of which 196, nil and nil as of September 30, 2011, June 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	6,917	3,939	4,701

Advances from customers (of which 8,324, 10,607 and 3,083 as of September 30, 2011, June 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	59,936	54,683	57,970
Accrued expenses and other current liabilities (of which 7,009, 7,981 and 14,843, as of September 30, 2011, June 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	16,978	14,582	18,516
Dividends payable (of which nil as of September 30, 2011, June 30 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	—	—	5,829
Consideration payable (of which nil as of September 30, 2011, June 30 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	4,344	—	—

Total current liabilities	141,136	106,063	106,357

Consideration payable (of which nil as of September 30, 2011, June 30 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	2,442	—	—

Total non-current liabilities	2,442	—	—

Total liabilities	143,578	106,063	106,357

Redeemable noncontrolling interest	4,533	—	—

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	8
Additional paid-in capital	117,517	116,821	115,288
Retained earnings	91,139	78,456	59,783
Accumulated other comprehensive income	10,446	7,867	4,319

Total Charm Communications Inc. shareholders’ equity	219,110	203,152	179,398

Noncontrolling interest	1,695	1,340	877

Total equity	220,805	204,492	180,275

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES, REDEEMABLE ORDINARY SHARES AND EQUITY	368,916	310,555	286,632

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	September 30, 2011	September 30, 2010	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	59,605	40,994	59,568
Advertising agency	9,262	6,335	6,165
Branding and identity services	1,370	1,096	1,551

Total revenues	70,237	48,425	67,284

Cost of revenues:
Media investment management	45,998	28,231	47,012
Advertising agency	998	694	716
Branding and identity services	693	661	972

Total cost of revenues:	47,689	29,586	48,700

Gross profit	22,548	18,839	18,584

Operating expenses:
Selling and marketing expenses	6,693	5,773	5,776
General and administrative expenses	2,615	1,642	1,966
Total operating expenses	9,308	7,415	7,742

Gain from equity method investees	-37		44

Operating profit	13,203	11,424	10,886

Interest income	637	371	644
Interest expenses	—	-110	—

Income before income tax expense	13,840	11,685	11,530
Income tax expense	685	584	577

Net income	13,155	11,101	10,953

Net income attributable to noncontrolling interest	472	200	154
Net income attributable to Charm Communications Inc.	12,683	10,901	10,799

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.32	0.28	0.28
Diluted	0.31	0.27	0.26
Shares used in computation of net income(loss) per ADS:
Basic	39,162,169	39,122,662	39,160,113
Diluted	41,165,262	40,517,732	41,015,064

Notes:

(1) Share-based compensation expenses during the period included in:

Cost of revenues	1	2	1
Selling and marketing expenses	536	385	450
General and administrative expenses	256	220	277

Total	793	607	728

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	September 30, 2011	September 30, 2010	June 30, 2011
Net income	13,155	11,101	10,953
Add back share-based compensation expenses during the related periods	793	607	728
Add back amortization on intangible assets	207	—	—
Add back impairment on investments	—	—	—

Non-GAAP net income	14,155	11,708	11,681

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	September 30, 2011	September 30, 2010	June 30, 2011
Turnover (non-GAAP):
Media investment management	59,605	40,994	59,568
Advertising agency	160,627	104,466	141,690
Branding and identity services	N/A	N/A	N/A

Total turnover	220,232	145,460	201,258

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	5.8%	6.1%	4.4%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	59,605	40,994	59,568
Advertising agency	9,262	6,335	6,165
Branding and identity services	1,370	1,096	1,551

Total revenue	70,237	48,425	67,284